MARTINGALE LLC

Unaudited Initial Financial Statement for February 9, 2018

CEO STATEMENT

The CEO of Martingale LLC presents this Report and financial statements for Martingale LLC to disclose and establish early stage transactions and information for future venture capital fundraising.

The CEO believes that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of Martingale LLC and facilitate compliance of GAAP.

The CEO hereby approves and authorizes for issue the Initial as of February 9, 2018. For and on behalf of Martingale LLC:

CHRIS TAYLOR
CEO
February 9, 2018

MARTINGALE LLC
BALANCE SHEET
FEBRUARY 9TH, 2018

<u>**ASSETS**</u>

CURRENT ASSETS		**2018 TD**
Cash		$0.00
Accounts Receivable		$0.00
Inventory		$0.00
Other Current Assets		$0.00
	TOTAL	$0.00

NON-CURRENT ASSETS

	TOTAL	$0.00

<u>**LIABILITIES AND SHAREHOLDERS' EQUITY**</u>

CURRENT LIABILITIES

Accounts Payable		$0.00
Accrued Expenses		$0.00
Accrued Payroll		$0.00
Taxes Payable		$0.00
	TOTAL	$0.00

NON-CURRENT LIABILITIES

	TOTAL	$0.00

SHAREHOLDERS' EQUITY

	TOTAL	$0.00

	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$0.00

MARTINGALE LLC
INCOME STATEMENT
FEBRUARY 9TH, 2018

OPERATING INCOME		**2018 TD**
Sales		$0.00
Cost of Sales		$0.00
	TOTAL	$0.00
OPERATING EXPENSE		
Incorporation		$190.00
Power of Attorney		$25.00
	TOTAL	$215.00
NET INCOME		**-$215.00**

MARTINGALE LLC
STATEMENT OF CASHFLOW
FEBRUARY 9TH, 2018

	2018 TD
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	-$215.00
TOTAL	-$215.00
CASH FLOWS FROM OPERATING ACTIVITIES	
TOTAL	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	
TOTAL	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
TOTAL	$0.00
CASH AT BEGINNING OF PERIOD	$0.00
NET INCREASE (DECREASE) IN CASH	-$215.00
CASH AT END OF PERIOD	-$215.00

MARTINGALE LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FEBRUARY 9TH, 2018

NOTE: ORGANIZATION AND NATURE OF ACTIVITIES

Martingale LLC ("Company") is a Limited Liability Corporation formed under the laws of the State of Colorado on January 11, 2018. Company will generate revenue through the distribution and sales of a feature length motion picture under the same name.

Company will conduct an equity crowdfund offering during the first and second quarters of 2018 for the purpose of raising operating capital. Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE: OPERATING COSTS

Since there is only one product Company is producing, it will endure Operating costs for less than two years.

NOTE: INCOME TAXES

Company is subject to tax filing requirements in the federal jurisdiction of the United States and Franchise tax requirements in the state of Colorado.